SSYS Q2 2019 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ second quarter 2019 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3 & 4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our 2019 second quarter financial results. On the call with us today are Elan Jaglom, Interim CEO, David Reis, Vice-Chairman and member of our Board’s Oversight Committee, and Lilach Payorski, CFO.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements, including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2018 year, as well as our report on Form 6-K and the related press release concerning our earnings for the second quarter of 2019, the latter two of which we are furnishing to the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our Interim CEO, Elan Jaglom. Elan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Elan Jaglom

Good morning everyone and thank you for joining today’s call.

Our second quarter results reflect continued strong performance in the Americas, our largest market, where we saw revenue growth across systems, consumables, and services.

In-line with our long-term strategy, we continue to invest in developing new products that we believe will expand our addressable markets and generate accelerated growth beginning in 2020.

Over the coming two years, we anticipate multiple major product introductions of new systems, platforms and technologies, subject to R&D timelines.

Our focus on operational efficiency has allowed us to continue generating earnings and profitability even as overall revenue growth remains relatively flat, after excluding divestments.

We believe we are well positioned to continue expanding in manufacturing, rapid prototyping, and photo-realism design as well as in our target verticals of aerospace, automotive, healthcare, and dental.

Additionally, our emphasis on innovation and select partnerships over the last several years is opening new, incremental opportunities that, along with our healthy balance sheet, will support our accelerated growth plan beginning in 2020.

We are excited about the market response to the new products that we have recently launched, and about several additional announcements we plan to make later this year and in 2020.

Our positive Americas top-line results in the second quarter were offset by our disappointing performance in EMEA. We believe that our sales are being affected primarily by the significant economic weakness in Europe that is impacting capital investments and general spending in the European automotive and industrial machinery markets. Our results were also unfavorably impacted by foreign exchange rates in Europe and Asia Pacific.

Despite the revenue weakness we are experiencing in Europe, we continue to see high levels of customer engagement and are encouraged by the interest in deploying our solutions there. We believe that we are well positioned to return to growth in that region once conditions improve.

I will return later in the call to provide an update on our search for a new CEO, and David will provide more details regarding the quarter and other items, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

SLIDE 6 & 7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Elan, and good morning, everyone.

Total revenue in the second quarter was $163.2 million compared to $170.2 million for the same period last year.

After adjusting for the sale of our divested entities during 2018, total revenue decreased 2% for the quarter and decreased 1% after also adjusting for constant currency.

GAAP operating income for the second quarter was $0.8 million, compared to a loss of $1.9 million for the same period last year.

Non-GAAP operating income for the quarter was $9.1 million, compared to non-GAAP operating income of $10.6 million for the same period last year.

GAAP net income for the quarter was $1.2 million, or $0.02 per diluted share, compared to a net loss of $3.6 million, or ($0.08) per diluted share, for the same period last year.

Non-GAAP net income for the quarter was $8.5 million, or $0.16 per diluted share, compared to non-GAAP net income of $8.1 million, or $0.15 per diluted share, for the same period last year.

SLIDE 8: REVENUE

Product revenue in the second quarter was $110.3 million, a decrease of 7% compared to the same period last year. Excluding the divested entities and on a constant currency basis, product revenue decreased by 3%.

Within product revenue, system revenue for the quarter decreased 10%, and decreased by 6% after adjusting for the divested entities and on a constant currency basis, compared to the same period last year.

Consumables revenue for the quarter decreased by 4% compared to the same period last year and decreased by 1% after excluding the divested entities and on a constant currency basis.

Services revenue in the second quarter was $52.8 million, an increase of 2% compared to the same period last year, and an increase of 3% after excluding divested entities and on a constant currency basis.

Within services revenue, customer support revenue increased by 2% compared to the same period last year, and by 4% after excluding divested entities and on a constant currency basis.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 49.7% for the quarter, compared to 49.1% for the same period last year.

Non-GAAP gross margin was 52.5% for the quarter, with no change compared to the same period last year.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 6% to $80.4 million for the second quarter, as compared to the same period last year, primarily due to the impact of divestments.

Non-GAAP operating expenses decreased by 3% to $76.6 million for the second quarter as compared to the same period last year, driven by a continued focus on administrative cost controls and the impact of divestments.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company used $3.8 million of cash from operations during the second quarter, as compared to $13.0 million of cash generated in the second quarter last year, primarily due to proactive steps to increase inventory levels in order to improve fulfillment time and support product demand.

We ended the second quarter with $366.3 million in cash and cash equivalents, compared to $367.8 million at the end of the first quarter of 2019.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.	We are pleased with year-over-year growth in Americas systems, consumables, and services revenues, which were offset primarily by the impact of economic conditions in EMEA.
2.	Our results reflect a continuation of strong non-GAAP earnings, demonstrating the success of our ongoing effort to maintain operational discipline and expense management as we continue to improve profitability.
3.	We continue to enjoy a healthy balance sheet and are well positioned to take advantage of opportunities moving forward.

I will now turn the call back over to Elan.

SLIDE 13: UPDATE ON CEO SEARCH

Thank you, Lilach.

Our search for a new CEO is moving ahead and we continue to meet with excellent candidates around the world, from various industries and backgrounds. These candidates have the requisite experience as public company leaders with strong track records of growing their businesses and delivering shareholder value, and we are being duly deliberate in our decision-making process.

As a reminder, our current Oversight Committee consisting of our board members, David Reis, Dov Ofer, and Scott Crump, continues to work closely with me and with our management team. I look forward to bringing this process to its conclusion and advising you of our decision at that time.

I would now like to ask David to provide more detailed information regarding the results of the quarter, David?

SLIDE 14 - 15: Q2 2019 UPDATE

Thank you, Elan.

Our second quarter results reflect a continuation of the trends we observed in the last several quarters, with systems, consumables and services growth in the Americas, our largest market, where we continue to observe increased adoption in our target verticals of aerospace, automotive, healthcare, and dental.

For example, in our North American aerospace segment, we are seeing strong sales of our production-focused 3D printers and materials, as well as encouraging early adoption of our recently launched Aircraft Interiors Solution.

We believe that our ability to meet the strict requirements of the aerospace industry is clearly demonstrated by our NCAMP qualification from NIAR which we discussed on our last call.

As the aerospace industry in general increases its investments into additive manufacturing, we believe that Stratasys is uniquely positioned to provide the OEM’s and their entire supply chain with our solutions.

In addition to large deals with several top aerospace OEMs in Q2, we are seeing increased adoption by Tier 1 and Tier 2 suppliers, specifically for jigs, fixtures, and tooling applications.

We made several announcements at the Paris Airshow further demonstrating our focus and traction in the aerospace segment.

After two years of rapid adoption for both RP and tooling applications, we extended the Boom Supersonic partnership by seven years to span well into their development program, and also showcased tooling and end-use part applications that Marshall Aerospace and Defense is addressing with our FDM technology.

Additionally, at the Aircraft Interiors Expo in April, Diehl Aviation highlighted their adoption of Stratasys FDM technology, specifically showing a printed curtain header for the Airbus A350 XWB, which is reportedly the largest 3D printed part to be made for a passenger aircraft.

SLIDE 16: INNOVATION AND NEW PRODUCT INTRODUCTIONS

As we noted at the beginning of the year, we are focused on bringing to market innovative new systems, materials, software, and application-specific solutions that leverage our deep knowledge of additive manufacturing and customer requirements to create new, incremental revenue opportunities.

The new systems being developed include major developments across our existing technology portfolio of FDM and PolyJet, our upcoming Layered Powder Metallurgy metal platform, or LPM, as well as new offerings that will broaden the range of solutions we bring to the market. As a brief update, we have shipped two Early Bird LPM systems, one to a large metal-focused service bureau and the other to a world leading automotive OEM.

We are pleased with the early market interest in the new products we introduced this year, including the F120 and V650, and expect to see the impact ramping in H2 2019.

Additionally, in the back half of 2019 and into 2020 we intend to make several additional announcements, including more details on the LPM metal platform, progress on the High-Speed Sintering platform developed in partnership with Xaar, as well as exciting new advancements in both FDM and PolyJet.

We continue to expect that beginning in fiscal year 2020, on the strength of our R&D and sales and marketing efforts we will begin seeing accelerated revenue growth.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide greater details on our 2019 financial guidance. Yonah?

SLIDE 17: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, David.

We are providing full year guidance for 2019 as follows:

1.	Revenue guidance of $670 to $700 million. We currently believe that revenue will be closer to the low end of the range, depending primarily on economic conditions in Europe.
2.	GAAP net loss of $17 to $3 million, or ($0.31) to ($0.05) per diluted share, compared to previous guidance of a GAAP net loss of $22 to $12 million, or ($0.40) to ($0.22) per diluted share.
3.	Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share.
4.	Non-GAAP operating margin of 5.5% to 6.5%.
5.	Capital expenditures projected at $30 to $45 million, compared to previous guidance of $45 to $60 million.

Non-GAAP earnings guidance excludes $23 to $24 million of projected amortization of intangible assets; $22 to $24 million of share-based compensation expense; reorganization expenses and other of $1 to ($1) million; and includes tax adjustments of ($2) to ($3) million on the above non-GAAP items.

The estimated non-GAAP tax rate for 2019 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income is the best measure of our performance.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 18: Q&A

SPEAKER: Elan Jaglom

Thank you for joining today’s call. We look forward to speaking with all of you again next quarter.

SLIDE 19: FINANCIAL RECONCILIATION TABLES